SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                        Commission File Number: 000-23897


                           NOTIFICATION OF LATE FILING

      |X| Form 10-K |_| Form 11-K |_| Form 20-F |_| Form 10-Q
      |_| Form N-SAR

            For Period Ended: December 31, 2004

      |_| Transition Report on Form 10-K |_| Transition Report on Form 10-Q |_| Transition Report on Form 20-F |_| Transition Report on Form N-SAR

      For the Transition Period Ended: _________________________________________

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:_________________________

                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant                 EarthFirst Technologies, Incorporated
Former name if applicable
Address of principal executive office   2515 E Hanna Avenue
City, state and zip code                Tampa, Florida 33610


                                     PART II
                             RULE 12b-25 (b) AND (c)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate.)

    | (a)   The reasons  described in reasonable detail in Part III of this form
    |       could not be eliminated without unreasonable effort or expense;
    |
    | (b)   The subject annual report, semi-annual report, transition |X| report
    |       on Form 10-K,  20-F,  11-K or Form 10-Q, or portion  thereof will be
|X| |       filed on or before the 15th calendar day  following  the  prescribed
    |       due date; or the subject  quarterly  report or transition  report on
    |       Form 10-Q,  or portion  thereof will be filed on or before the fifth
    |       calendar day following the prescribed due date; and
    |
    | (c)   The  accountant's  statement  or  other  exhibit  required  by  Rule
    |       12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

      State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

      The compilation, dissemination and review of the information required to be presented in the Form 10-KSB for the relevant fiscal year has imposed time constraints that have rendered timely filing of the Form 10-KSB impracticable without undue hardship and expense to the registrant. The registrant undertakes the responsibility to file such annual report no later than fifteen days after its original due date.

                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     John Stanton          (813)              238-5010
     ------------       ----------       -----------------
        (Name)          (Area Code)      (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                        |X| Yes |_| No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                        |X| Yes |_| No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

      During the period covered by the Form 10-KSB for the relevant fiscal year, the registrant accomplished the acquisition of a company with sizeable revenues. Revenues for the year ended December 31, 2004 are estimated to exceed $15,000,000 based upon accounting principles pertinent to this transaction, as opposed to the year ended December 31, 2003 in which the registrant reflected no revenue.

                      EarthFirst Technologies, Incorporated
                   -------------------------------------------
                   Name of Registrant as Specified in Charter.

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Dated:  March 31, 2005           /s/ John Stanton
                                 -----------------------------------
                                 By: John Stanton
                                 Title:  Chief Executive Officer
                                         and Chief Financial Officer